# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Local Bounti Corporation, CIK 0001840780
CUSIP: 53960E205
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 490 Foley Lane, Hamilton, Montana (MT), 59840
Date of event which requires filing of this statement: 07/02/2026
Amends the filing with accession number 0001193125-21-347989
Filed by CIK 0001890581
Persons authorized to receive notices and communications: Wheat Wind Farms, LLC, c/o Local Bounti Corporation, 490 Foley Lane, Hamilton, Montana (MT), 59840, 800-640-4016

## Reporting persons
- Wheat Wind Farms, LLC (CIK 0001890581): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 1,177,386; shared voting power 0; sole dispositive power 1,177,386; shared dispositive power 0; aggregate amount beneficially owned 1,177,386 (5.2% of the class)
  Comment: Based on 22,796,270 shares of Common Stock of Local Bounti Corporation (the "Issuer") outstanding as of May 11, 2026, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 15, 2026.
- Craig M. Hurlbert (CIK 0001872332): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,683,923; shared voting power 0; sole dispositive power 1,683,923; shared dispositive power 0; aggregate amount beneficially owned 1,683,923 (7.4% of the class)
  Comment: Consists of (i) 477,371 shares held directly by Mr. Hurlbert; (ii) 29,166 vested but unsettled RSUs granted under the Issuer's 2021 Equity Incentive Plan; and (iii) 1,177,386 shares of Common Stock held by Wheat Wind Farms, LLC. Mr. Hurlbert serves as the president of Wheat Wind Farms, LLC and, as such, has sole voting and dispositive power with respect to the shares held by Wheat Wind Farms, LLC and may be deemed to beneficially own the shares of Common Stock held by Wheat Wind Farms, LLC.
  
  Based on 22,796,270 shares of Common Stock the Issuer outstanding as of May 11, 2026, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 15, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Local Bounti Corporation
Address of issuer's principal executive offices: 490 Foley Lane, Hamilton, Montana (MT), 59840

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following text at the end thereof:
On July 2, 2026, Mr. Hurlbert sold 45,766 shares of the Issuer's Common Stock to cover tax withholding obligations in connection with the settlement of equity awards. The sales were to satisfy tax withholding obligations to be funded by a "sell to cover" transaction.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) - (b) The following information with respect to the beneficial ownership of the Common Stock by the Reporting Persons is provided as of July 2, 2026. The percentage of Common Stock owned by the Reporting Persons is based on 22,796,270 shares of Common Stock of the Issuer outstanding as of May 11, 2026, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 15, 2026.

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages for each Reporting Person is incorporated herein by reference.
Transactions in the class effected during the past sixty days: (c) Except as described in Item 4, the Reporting Persons have not effected any other transactions in the Common Stock of the Issuer in the sixty days preceding the date of this statement.
Other persons with the right to receive dividends or sale proceeds: (d) - (e) Not applicable.

## Signatures
- Wheat Wind Farms, LLC: /s/ Craig M. Hurlbert, Craig M. Hurlbert President (07/02/2026)
- Craig M. Hurlbert: /s/ Craig M. Hurlbert, Craig M. Hurlbert (07/02/2026)